UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI ANNUAL REPORT PURSUANT TO REGULATION A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semi-Annual Period Ended June 30, 2024

NOWIGENCE, INC.

(Exact Name of Registrant as Specified in Its Charter)

7370

(Primary Standard Industrial

Classification Code Number)

New York	45-2891478
(State or Other Jurisdiction of Incorporation or Organization	(I.R.S. Employer Identification Number)

313 Ushers Road, Suite 33, Ballston Lake, NY 12019

518-795-0167

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Nowigence, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views concerning future events and are subject to risks and uncertainties that could cause the Company’s results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nowigence Inc. (“Nowigence” or the “Company”) is incorporated in the state of New York in August 2011. Our principal executive offices are located at 313 Ushers Road, Suite 33, Ballston Lake, NY 12019. Since January 18, 2019, the Company has owned and operated Nowigence India Private Limited, its wholly owned entity, and on November 3, 2023 acquired Stebr, Inc.

At Nowigence, we develop and market AI products and services that augment people’s abilities and improve forward-looking decision-making, leveraging AI data analytics and insights. After the merger acquisition of Stebr Inc., we are an AI-as-a-Service (AIaaS) provider for customers who want us to develop their AI customer apps or buy AI infrastructure, products and services from our marketplace. Additionally, we are upgrading the features in Lille.ai (now called ResearchWork.ai) to meet our objective of developing an AI Research Agent to assist researchers in corporate R&D, academic and archival research.

Nowigence has addressed some common concerns surrounding Large Language Models (LLMs) – privacy, security, hallucination, and copyright infringement, ensuring compliance and trust. With our commitment to ethical AI practices and advanced data protection measures, we position ourselves as a leader in the industry, allowing businesses to accelerate research, anomaly detection, process yields, error reduction, and predictability thereby unlocking insights into process control that results in better business performance.

We have a foundational platform that is easily configurable to meet end-customer requirements. In 2023, we alpha-tested the platform successfully to extract key and important ideas from archives in agriculture, creative storytelling, and health intelligence.

Operating Results

We received good feedback during the alpha testing phase of ResearchWork.ai with the Museum of Innovation and Science (MiSci) at Schenectady in New York. The end customer feedback has helped scope the additional features and positioning of AI research agents targeting academic, archival and corporate research and development (R&D)

Our planned acquisition merger of Stebr Inc. was concluded on November 3, 2023, to become an AI-as-a-Service (AIaaS) provider for customers who want us to develop their AI custom apps, agents, services, and automate data engineering services.

We generated revenue of $482,615 for the six months ended June 30, 2024, an increase of over 2247% as compared to $ 20,565 for the six months ended June 30, 2023. Our operating income for the six months ended June 30, 2024, is $133,625 as compared to an operating loss of $188,785 in the six months ended June 30, 2023. At the start of 2023, we updated the entire backend of our software and reworked our algorithms to create Lille.ai. Due to previous impairment of software development costs in 2022, we incurred significant losses and large accumulated deficits of approximately $5 million.

Our focus remained on product development and serving existing customers. We have spent very little on sales, marketing, or public relations.

The Company listed on the mid-tier OTCQB exchange in mid-June 2022.  The Company filed a Form 1-U on May 20, 2024 opting for voluntary delisting of the Company on the OTCQB mid-tier market.

Related parties continued to provide liquidity whenever required in 2023 and 2024 to sustain operations. As of June 30, 2024 we currently have $493,666 outstanding to our related parties.

Company Overview

Nowigence Inc. (“Nowigence” or the “Company”) is an early growth company incorporated in the state of New York in August 2011. Our principal executive offices are located at 313 Ushers Road, Suite 33, Ballston Lake, NY 12019. Since January 18, 2019, the Company has owned and operated Nowigence India Private Limited, its wholly owned entity, and on November 3, 2023 acquired Stebr, Inc.

At Nowigence, we develop and market AI products and services that augment people’s abilities and improve forward-looking decision-making, leveraging AI data analytics and insights. After the merger acquisition of Stebr Inc., we are an AI-as-a-Service (AIaaS) provider for customers who want us to develop their AI customer apps or buy AI infrastructure, products and services from our marketplace. Additionally, we are upgrading the features in Lille.ai (now called ResearchWork.ai) to meet our objective of developing an AI Research Agent to assist researchers in corporate R&D, academic and archival research.

Nowigence has addressed some common concerns surrounding Large Language Models (LLMs) – privacy, security, hallucination, and copyright infringement, ensuring compliance and trust. With our commitment to ethical AI practices and advanced data protection measures, we position ourselves as a leader in the industry, allowing businesses to accelerate research, anomaly detection, process yields, error reduction, and predictability thereby unlocking insights into process control that results in better business performance.

We have a foundational platform that is easily configurable to meet end-customer requirements. In 2023, we alpha-tested the platform successfully to extract key and important ideas from archives in agriculture, creative storytelling, and health intelligence.

Subsidiaries

Since January 18, 2019, we own and operate Nowigence India Private Limited (“Nowigence India”), our wholly owned entity.

On November 3, 2023, we acquired 100% of Stebr, Inc. (“Stebr”) for 5,050,000 shares of Class A common stock. Stebr is a California-based software company.

The Company was formed in August 2011 and was created to solve a few problems facing the industry. Technology currently provides so much information that it is nearly impossible for someone to digest what is relevant to them. Secondly, there are just too many IT tools causing IT fatigue. In its earlier days, it experimented with the then-available technologies of machine learning and natural language processing. However, since 2017, we have been successful in raising capital from the founder’s private network of friends and family to fund its operations. We then started developing a SaaS AI platform to eliminate the need for searching and manually reading entire sets of documents on any topic or subject; instead extracting and generating relevant content with different perspectives from thousands of related documents whenever demanded.

After the fears of the pandemic subsided and businesses settled into the new normal, the target user groups worked on alpha testing our apps starting in April of 2022.

On June 14, 2022, the Company began trading on the OTCQB Venture Market, a mid-tier OTC equity market. The Company filed a Form 1-U on May 20, 2024 opting for voluntary delisting of the company on the OTCQB mid-tier market.

Mission

To augment people’s abilities, improve forward-looking decision-making, develop new AI software apps, agents, services, and business models.

Products & Services

Towards the end of 2023, once we were able to pilot the advantages of ResearchWork.ai in archival research with the work done for Museums to help save them time in preparing the content for their exhibitions in different fields, we decided to upgrade the app to address some of the common concerns surrounding Large Language Models (LLMs) – privacy, security, hallucination, and copyright infringement, ensuring compliance and trust. With our commitment to ethical AI practices and advanced data protection measures, we position ourselves as a leader in the industry, allowing businesses to accelerate research, anomaly detection, process yields, error reduction, and predictability thereby unlocking insights into process control that results in better business performance.

ResearchWork.ai is our flagship AI foundation app. It empowers R&D teams to stay at the forefront of their fields, driving innovation and maintaining a competitive edge in the market. Researchwork.ai significantly reduces analysis time, enabling teams to focus on strategic insights rather than manual processes. The power of AI-driven research can unlock new opportunities for growth and success, and perhaps billions in additional revenue through faster, more efficient research-led innovation.

A study by McKinsey & Company found that companies with consistently high performance in new product development achieve revenue growth rates 1.5 times higher than the industry average. It necessitates that research-led innovation for new products or processes, combined with advanced AI data analytics, results in high-performing data engineering and a predictive business operating platform.

ResearchWork.ai is designed for R&D departments across a broad array of fields.  Nowigence has already successfully collaborated with research teams in medicines, energy, agriculture, and niche research fields like optics and exoplanets to custom-configure the Researchwork.ai to align with their specific research, process control, continuous improvement, and business goals. Our clients recognized the effectiveness of our applications and we have become a trusted vendor.

By seamlessly integrating our solution into their workflow, R&D and process improvement, ResearchWork.ai accelerates innovation while enhancing efficiency and driving significant advancements to gain dominance.

ResearchWork.ai’s key features include:

•Secure deployment options (on-premises or private cloud)

•Hybrid data analytics combining unstructured and structured data

•Customizable end applications for specific research needs

•Expert data engineering for optimal performance By implementing ResearchWork.ai, business enterprises and organizations can:

•Accelerate research processes and reduce time-to-market for new products

•Minimize duplication of efforts and maximize resource utilization

•Enhance interdisciplinary collaboration and knowledge sharing

•Achieve significant time and cost savings in AI, Data Science, Data Engineering, and Business Intelligence

Market Opportunity

The global AI market in 2022 was estimated at $136 billion with rapid growth projected through 2030 at a CAGR of 37%. The predominant driver currently is IT infrastructure mostly related to sales Graphical Processing Units (GPUs) from NVIDIA.  We expect that AI software application sales will grow from 2025 onwards. We are working on our AI foundational platforms and apps for commercial launch in 2025.

Business Model

Our revenue model is currently subscription-based for proprietary AI apps. We charge a fixed one-time price for AI custom app development for clients plus an annual upgrade and maintenance subscription fees.

Competition

It is now customary to find many competitors in any target market. In the field of research work, we have benchmarked features in over 80 tech applications from small to large corporations. For example, a couple of competitors that we looked at while benchmarking were Scite.ai for academic research and SciSpace.com used in literature review by students and researchers. Our revenue model is currently subscription-based for proprietary AI apps. We charge a fixed one-time price for AI custom app development.

1.A team of 6 research scientists from MIT, Carnegie Mellon University, and UAlbany

2.Citation: https://news.mit.edu/2012/digital-medical-records-offer-insights-1031

Intellectual Property and Trade Secrets

We do not have any patents, trademarks, copyrights, or licenses except for the trademark of our name and logo. We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition, our technology (source code and infrastructure) is encrypted under a secure socket layer (SSL) with access permitted only to critical team members within Nowigence. Users of our software also have no ability to access the source code of our algorithm because it resides only within the encrypted infrastructures inside our company’s “virtual walls.” Further protection is also since our software is only offered as a subscription, not as a license. The subscription method uses a monthly payment plan via a cloud-based delivery (i.e., our predictive modules execute on the server side). This method prevents ANY user from accessing the source code.

We currently own the domain [www.nowigence.com] and intend to trademark other aspects of our messaging as needed. We also own the domain www.researchwork.ai, which is where our web-enabled product is being hosted. Nowigence.com focuses on investors whereas researchwork.ai is product-focused and meant for users.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in Internet-related industries may own large numbers of patents, copyrights, and trademarks and may frequently request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights.

We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Government Regulation

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business solutions. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our solutions to comply with these changes. They can also require our clients to change their applications, which may influence the Company. In addition, government agencies or private organizations may begin to impose taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related companies in general or result in reductions in the demand for Internet-based solutions such as ours.

Financials:

In the first half of 2024, we believe that we have successfully conducted trials and provided the proof of concept with premier educational institutes, large corporations, and a major blockchain company. We expect to break ground on a few sizeable commercial deals over the next year.

Product sales in the six months ended June 30, 2024 was $482,615 as compared to $20,565 for the six months ended June 30, 2023.

Liquidity and Capital Resources:

Since our inception, our strategy has been to seek private investment through friends and family. Even though we adopted a conservative strategy for capital infusion, we successfully raised capital in exchange for stocks that was required in product development and sustaining our business. The Company has an accumulated deficit of $4,962,856 as of June 30, 2024, and incurred a net income for the six months ended June 30, 2024 of $97,841 and a net loss for the six months ended June 30, 2023 of $220,659. During 2023, we issued $1,515,000 in common stock for the acquisition of Stebr Inc. and issued common stock valued at $397,388 for services, $172,500 in settlement of accounts payable and $247,537 for cash. In 2023, the Company had net proceeds of $38,869 from debt financing from related parties and banks. We did not issue any common stock in the six months ended June 30, 2024.

As of June 30, 2024, the Company had issued 42,847,883 Class A Common Shares. The number of authorized shares in Class A Common Stock is 700 million. Similarly, 37,927,270 Class B Common Shares have been issued to its Founder from 200 million authorized. Class B Common Shares are only offered to the Founder. They are not tradeable unless converted to Class A Common Stock.

As of June 30, 2024 and December 31, 2023, the Company had a working capital deficit of $543,957 and $479,097, respectively and will likely incur losses before generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern.

There can be no assurance of the Company's ability to raise capital through its SEC qualification pursuant to Rule 251(d)(3) and 253(b) under Regulation A+. or that additional capital be available to the Company. If so, the Company's objective of its plan will be adversely affected, and the Company may not be able to pursue such plans if it is unable to finance such operations. The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company.

Therefore, the failure to raise sufficient capital via its offering under Regulation A+ would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available because we are an early growth stage company with small operations to date, we would likely have to pay additional costs associated with high-risk financing. At the time these funds are required, management would evaluate the terms of such financing. If the Company cannot raise additional proceeds, the Company will be required to cease business operations. As a result, investors would lose all of their investment.

Item 2: Other Information

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF NOWIGENCE INC.

Consolidated Balance Sheets as of June 30, 2024 (unaudited) and December 31, 20236

Consolidated Statements of Operations for the Six Months Ended June 30, 2024 and 2023 (unaudited)7

Consolidated Statements of Stockholders’ Equity (Deficit) for the Six Months Ended June 30, 2024 and 2023 (unaudited)                                                          8

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2024 and 2023 (unaudited)9

NOWIGENCE INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2024 (Unaudited) and December 31, 2023, in USD

See accompanying Notes to the Financial Statements.

	June 30,2024 (Unaudited)	December 31,2023
ASSETS
Current assets
Cash and cash equivalents	$1,000	$4,775
Accounts receivable, net of allowance	81,915	70,446
Due from former owners - Stebr	85,971	40,111
Prepaid expenses	127,500	127,500
Other current assets	21,705	9,198
Total current assets	318,091	252,030

Fixed assets, net	1,719	2,260
Intangible assets, net	747,293	583,788
Deferred offering costs	273,286	273,286
Goodwill	1,063,458	1,063,458
Total non-current assets	2,085,756	1,922,792

TOTAL ASSETS	$2,403,847	$2,174,822

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$285,964	$236,688
Line of credit - bank	74,888	74,888
Credit line - bank	7,530	9,039
Current portion of related party payables	493,666	410,512
Total current liabilities	862,048	731,127

Total liabilities	862,048	731,127

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, par value $0.00001, 50,000,000 shares authorized, none issued and outstanding, respectively	-	-
Common stock Class A, par value $0.00001, 700,000,000 shares authorized, 42,847,883 and 31,472,532 issued and outstanding, respectively	428	428
Common stock Class B, par value $0.00001, 200,000,000 shares authorized, 37,927,270 issued and outstanding, respectively	379	379
Common stock Class C, par value $0.00001, 150,000,000 shares authorized, none issued and outstanding, respectively	-	-
Additional paid-in capital	7,372,524	7,372,524
Deferred Compensation	(885,000)	(885,000)
Accumulated Other Comprehensive Income	16,324	16,061
Accumulated deficit	(4,962,856)	(5,060,697)
Total Stockholders’ Equity (Deficit)	1,541,799	1,443,695

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,403,847	$2,174,822

NOWIGENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2024 and 2023 (unaudited) in USD

See accompanying Notes to the Financial Statements.

2024

                 2023

Revenues, net	$482,615	$20,565
Cost of revenues	170,939	7,742
Gross profit	311,676	12,823

Operating expenses:
General and administrative expenses	152,119	201,608
Depreciation expense	25,932	-
Total operating expenses	178,051	201,608

OPERATING INCOME (LOSS)	133,625	(188,785)

Interest expense, net	(35,784)	(31,874)
Other income	-	-
Total Non-Operating Income (Expenses)	(35,784)	(31,874)
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	97,841	(220,659)

(Provision) benefit for income taxes	-	-

NET INCOME (LOSS)	$97,841	$(220,659)

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	263	9,549
Comprehensive Income (Loss)	$98,104	$(211,110)

Basic and Diluted Net Loss Per Share	(0.00)	$(0.00)

Weighted Average Shares Outstanding – Basic and Diluted	80,775,153	69,401,345

NOWIGENCE INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT) (IN US$)

For the Six Months Ended June 30, 2024 and 2023 (unaudited)

See accompanying Notes to the Financial Statements.

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital			Accumulated Deficit	Total
	Shares	Amt	Shares	Amt		Deferred Compensation	Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2022	31,472,532	$315	37,927,270	$379	$4,154,712	$ 0	$60,542	$(4,728,160)	$(512,212)
Stock issued for:
Cash	350,165	4			52,521				52,525
Change in comprehensive income							9,549		9,549
Net loss for the period								(220,659)	(220,659)
Balance - June 30, 2023	31,822,697	$319	37,927,270	$379	$4,207,233	$0	$70,091	$(4,948,819)	$(670,797)
Balance - December 31, 2023	42,847,883	$428	37,927,270	$379	$7,372,524	$(885,000)	$16,061	(5,060,697)	$1,443,695
Change in comprehensive income							263		263
Net income for the period								97,841	97,841
Balance - June 30, 2024	42,847,883	$428	37,927,270	$379	$7,372,524	$(885,000)	$16,324	$(4,962,856)	$1,541,799

NOWIGENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2024 and 2023 (unaudited) in USD

See accompanying to the Financial Statements

	2024	2023
Cash flows from operating activities
Net income (loss)	$97,841	$(220,659)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Bad debt	70,446	-
Depreciation	541	-
Amortization	25,391	-
Interest and fees incurred for related party and bank notes	25,222	24,732
Foreign currency translation	263	9,549
Changes in assets and liabilities:
Accounts receivable	(81,915)	(2,635)
Amounts due from former owners – Stebr for operations	(45,860)	-
Other current assets	(12,507)	-
Accounts payable and accrued expenses	49,276	52,040
Total adjustments	30,857	83,686
Net cash provided by (used in) operating activities	128,698	(136,973)

Cash flows from investing activities
Deferred offering costs	-	(13,877)
Acquisition of intangible assets	(188,896)	(10,306)
Net cash used in investing activities	(188,896)	(24,183)

Cash flows from financing activities
Proceeds from related party notes	57,932	101,063
Payments on line of credit and credit line with bank	(1,509)	-
Proceeds from issuance of common stock	-	52,525
Net cash provided by financing activities	56,423	153,588

NET (DECREASE) IN CASH	(3,775)	(7,568)

CASH – BEGINNING OF PERIOD	4,775	11,335
CASH – END OF PERIOD	$1,000	$3,767

CASH PAID DURING THE PERIOD FOR:
Interest	$-	$44,361
Income taxes	$-	$ -

NOWIGENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN US$)

JUNE 30, 2024 AND 2023 (UNAUDITED)

NOTE 1: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Company Overview

Nowigence Inc. (“Nowigence” or the “Company”) is incorporated in the state of New York in August 2011. Our principal executive offices are located at 313 Ushers Road, Suite 33, Ballston Lake, NY 12019. Since January 18, 2019, the Company has owned and operated Nowigence India Private Limited, its wholly owned entity, and on November 3, 2023 acquired Stebr, Inc.

At Nowigence, we develop and market AI products and services that augment people’s abilities and improve forward-looking decision-making, leveraging AI data analytics and insights. After the merger acquisition of Stebr Inc., we are an AI-as-a-Service (AIaaS) provider for customers who want us to develop their AI customer apps or buy AI infrastructure, products and services from our cloud sourcing platform. Additionally, we are upgrading the features in Lille.ai (now called ResearchWork.ai) to meet our objective of developing an AI Research Agent to assist researchers in corporate R&D, academic and archival research.

Nowigence has addressed some common concerns surrounding Large Language Models (LLMs) – privacy, security, hallucination, and copyright infringement, ensuring compliance and trust. With our commitment to ethical AI practices and advanced data protection measures, we position ourselves as a leader in the industry, allowing businesses to accelerate research, anomaly detection, process yields, error reduction, and predictability thereby unlocking insights into process control that results in better business performance.

We have a foundational platform that is easily configurable to meet end-customer requirements. In 2023, we alpha-tested the platform successfully to extract key and important ideas from archives in agriculture, creative storytelling, and health intelligence.

Subsidiaries

Since January 18, 2019, the Company owns and operates Nowigence India Private Limited (“Nowigence India”), its wholly owned entity. The Company has presented consolidated financial results with Nowigence India in US$, the reporting currency of the Company.

On November 3, 2023, the Company acquired 100% of Stebr, Inc. (“Stebr”) for 5,050,000 shares of Class A common stock. Stebr is a California based software company.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has suffered recurring losses and used significant cash in support of its operating activities and the Company’s cash position is not sufficient to support the Company’s operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company plans to seek additional funding to maintain its operations through debt and equity financing and to improve operating performance through a focus on strategic products and increased efficiencies in business processes and improvements to the cost structure. There can be no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Principals of Consolidation

The Company has prepared these financials by consolidating the activity with its wholly owned subsidiaries and eliminating intercompany transactions.

Reclassifications

The Company has reclassified certain amounts in the 2023 financial statements to comply with the 2024 presentation. These principally relate to classification of certain expenses and liabilities. The reclassifications had no impact on total net loss or net cash flows for the six months ended June 30, 2023.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amount of revenue and expense during the reporting period. Estimates the Company considers include criteria for stock-based compensation expense, common shares issued for services, and valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation costs under FASB ASC Topic 718, Compensation – Stock Compensation and ASU 2018-07. Companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company occasionally maintains cash balances in excess of the FDIC insured limit. The Company does not consider this risk to be material.

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2024 and December 31, 2023, the Company had $1,000 and $4,775 cash on hand and no cash equivalents.

Receivables and Concentration of Credit Risk

When the Company records an allowance for doubtful accounts it is based on management’s estimate of the overall collectability of accounts receivable, considering historical losses, credit insurance and economic conditions. Based on these same factors, individual accounts are charged off against the allowance when management determines those individual accounts are uncollectible. Credit extended to customers is generally uncollateralized. Past-due status is based on contractual terms. The Company recorded an allowance for their note receivable for the full amount as collection of this note is uncertain.

Measurement of Credit Losses on Financial Instruments

The Financial Accounting Standards Board (“FASB”) issued ASC 326 “Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments” (“ASC 326”), which replaces the existing incurred loss model with a current expected credit loss (CECL) model that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted ASC 326 on January 1, 2023, which did not have a material impact on its financial statements or accounting policies.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value of Financial Instruments

Fair value of financial instruments requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of June 30, 2024 and December 31, 2023, the balances reported for cash, prepaid expense, accounts receivable, and accounts payable approximate the fair value because of their short maturities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) Topic 820 established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company measures certain financial instruments including options and warrants issued during the period at fair value on a recurring basis.

Earnings (Loss) Per Share

The Company accounts for its loss per common share by replacing primary and fully diluted earnings per share with basic and diluted earnings per share. Basic loss per share is computed by dividing loss available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period, and does not include the impact of any potentially dilutive Common Stock equivalents since the impact would be anti-dilutive. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued. For the given periods of loss, of the six months ended June 30, 2024 and 2023, the basic earnings per share equals the diluted earnings per share.

Income Taxes

To address accounting for uncertainty in tax positions, the Company clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company also provides guidance on de-recognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure and transition.

The Company files income tax returns in the U.S. federal jurisdiction. The Company did not have any tax expense for the six months ended June 30, 2024 and 2023. The Company did not have any deferred tax liability or asset on its balance sheets as of June 30, 2024 and December 31, 2023.

Interest costs and penalties related to income taxes, if any, will be classified as interest expense and general and administrative costs, respectively, in the Company’s financial statements. For the six months ended June 30, 2024 and 2023, the Company did not recognize any interest or penalty expense related to income taxes. The Company believes that it is not reasonably possible for the amounts of unrecognized tax benefits to significantly increase or decrease within the next twelve months.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This standard provides a single set of guidelines for revenue recognition to be used across all industries and requires additional disclosures. The guidance introduces a five-step model to achieve its core principal of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the updated guidance effective January 1, 2018 using the full retrospective method.

Under ASC 606, in order to recognize revenue, the Company is required to identify an approved contract with commitments to perform respective obligations, identify rights of each party in the transaction regarding goods to be transferred, identify the payment terms for the goods transferred, verify that the contract has commercial substance and verify that collection of substantially all consideration is probable. The adoption of ASC 606 did not have an impact on the Company’s operations or cash flows.

The Company recognized revenue as they (i) identified the contracts with each customer; (ii) identified the performance obligation in each contract; (iii) determined the transaction price in each contract; (iv) were able to allocate the transaction price to the performance obligations in the contract; and (v) recognized revenue upon the satisfaction of the performance obligation. Upon the sales of the product to complete the procedures on the animals, the Company recognized revenue as that was considered the performance obligation.

There is a concentration of existing sales. Over 95% of the revenue recognized is through three customers, each representing greater than 10% in total revenue.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the use of the software platform, the subscription revenue is prepaid and recognized monthly over the term of the contract as well as all revenue generated through Stebr are billed monthly based on time incurred and revenue is recognized when the Company has the right to invoice the time.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred except for the cost of tradeshows which are deferred until the tradeshow occurs. During the six months ended June 30, 2024 and 2023, the Company incurred nominal advertising and marketing costs.

Contingencies

In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relationships, product liability claims, patent rights, and a variety of other matters. The Company records contingent liabilities resulting from asserted and unasserted claims against it, when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. The Company discloses contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimated probable losses require analysis of multiple factors, in some cases including judgments about the potential actions of third-party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. The Company has entered into various agreements that require them to pay certain fees to consultants and/or employees that have been fully accrued for as of June 30, 2024 and 2023.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company’s current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales. Upon reaching release for commercialization, the company amortizes the capitalized costs over a period of 3-5 years.

Segment Reporting

The Company applies the principles of the Financial Accounting Standards Board issued Accounting Standards Update 2023-07 (“ASU 2023-07”). ASU 2023-07 requires more detailed information about reportable segments and expenses including the requirement to disclose qualitative information about factors used to identify reportable segments and quantitative information about profit and loss measures and significant expense categories. ASU 2023-07 was effective for public companies in fiscal years beginning after December 15, 2023. The Company has not yet begun generating significant revenue from its planned principal operations and operates as a single reportable segment. The chief operating decision maker is the Company’s chief executive officer who assesses performance based on total expenses, cash flows, and progress made in the Company’s ongoing development efforts. All of the Company’s long-lived assets are located in the United States.

Recent Accounting Pronouncements

The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2: BUSINESS COMBINATION

Stebr

On November 3, 2023, the Company acquired the assets and liabilities of Stebr noted below in in accordance with ASC 805. Based on the fair values at the effective date of acquisition the purchase price was recorded as follows:

Fixed assets	$1,426
Customer contracts	300,000
Trademarks	10,000
Customer lists	96,255
Cash	515
Accounts receivable	128,659
Deferred tax liability	(85,313)
Goodwill, net of deferred tax liability	1,063,458
$1,515,000

The consideration paid for the acquisition of Stebr was as follows:

Common stock	$1,515,000
Total consideration	$1,515,000

The Acquisition has been accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the total acquisition consideration price was allocated to the assets acquired and liabilities assumed based on their preliminary estimated fair values. The fair value measurements utilize estimates based on key assumptions of the Acquisition, and historical and current market data. The excess of the purchase price over the total of the estimated fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill. The Company has estimated the preliminary purchase price allocations based on historical inputs and data as of November 3, 2023. The preliminary allocation of the purchase price is based on the best information available and is pending, amongst other things: (i) the finalization of the valuation of the fair values and useful lives of tangible assets acquired; (ii) the finalization of the valuations and useful lives for the intangible assets acquired; (iii) finalization of the valuation of accounts payable and accrued expenses; and (iv) finalization of the fair value of non-cash consideration.

The Company has up to one-year from the date of acquisition to adjust any of the acquired assets and liabilities for information obtained during this measurement period. If new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of additional assets or liabilities as of the acquisition date or a re-allocation of assets and liabilities is necessary, the Company will adjust these figures. The Company has performed an analysis on the purchase price allocation and has determined that there are no adjustments to be made from the original allocation.

The Company has determined that the preliminary purchase price allocation did not need to be revised.

The goodwill was not expected to be deductible for tax purposes.

NOTE 3: INTANGIBLE ASSETS

Software Development Costs

As discussed above, the Company had capitalized its software development costs (“SDCs”) during this start-up period. The Company then amortizes the SDCs over their estimated useful life of five years. The Company amortizes technologically feasible internally developed software over a 5 year period. However, the Company decided to decommission its earlier product called Pluaris and transition to an updated, advanced, AI SaaS platform called Lille.ai (Now called ResearchWork.ai) offered on freemium or subscription. As a result, the Company impaired $800,377 of previous software development costs.

The Company monitors the carrying value of the SDCs for impairment. The Company commenced capitalizing their software in the development of Lille.ai in January 2023.

As of June 30, 2024 and December 31, 2023, the Company has recorded $374,893 and $185,997 in software development costs. The Company has not yet commenced amortization of their software development costs.

In 2024 and 2023, the Company’s technology contractors worked on ResearchWork.ai and capitalized their fees under software development costs.

Intangible Assets and Goodwill Acquired in Stebr Acquisition

As of June 30, 2024 and December 31, 2023, the Company has the following intangible assets:

	June 30, 2024	December 31, 2023
Customer contracts – 8 year-life	$300,000	$300,000
Domain names and trademarks – 8 year-life	10,000	10,000
Customer lists – 8 year-life	96,255	96,255
Accumulated amortization - domain names	(33,855)	(8,464)
	$372,400	$397,791

The Company acquired $406,255 of intangible assets in its acquisition of Stebr.

Amortization expense for the six months ended June 30, 2024 and 2023 was $25,391 and $0, respectively.

Amortization expense for the next five years and in the aggregate is as follows as of June 30:

2025	$50,782
2026	50,782
2027	50,782
2028	50,782
2029	50,782
Thereafter	118,490
$372,400

As of June 30, 2024 and December 31, 2023, the Company has recorded goodwill as follows:

	June 30, 2024	December 31, 2023
Balance – beginning of the year	$1,063,458	$-
Acquisition of Stebr	-	1,063,458
Impairment for the year	-	-
	$1,063,458	$1,063,458

The Company evaluated ASC 350-20-50 for the goodwill associated with their acquisition.

NOTE 4: DEFERRED OFFERING COSTS

The Company had previously procured advisory services for a period of 20 months in 2020 and 2021 for its SEC filings including the 1-A POS Continuous Offering under Regulation A. The service advisor had previously agreed to forgo payment for services rendered in the past for an indefinite period recognizing the challenges of cash that the Company was facing during the pandemic. As the services are related to the current offering that has not yet been marketed, the Company has recognized the costs as deferred offering costs. As of June 30, 2024 and December 31, 2023, the Company has recorded $273,286 and $273,286, respectively in deferred offering costs under ASC 340-10-S99.

NOTE 5: LINE OF CREDIT AND CREDIT LINE - BANK

In 2019, the Company secured a line of credit with a bank as well as a credit line with the same bank. The line of credit and credit line is for working capital purposes. The line of credit incurs interest a t a rate of prime to 3.25%, and the credit line is 17% per annum. As of June 30, 2024 and December 31, 2023, the amount outstanding on the line of credit was $74,888 and $74,888, respectively, and the amounts outstanding on the credit line was $7,530 and $9,039, respectively.

Interest expense on the line of credit and credit line was $5,205 and $1.738, respectively for the six months ended June 30, 2024 and 2023.

Both of these amounts have been reflected in current liabilities.

NOTE 6: RELATED PARTY PAYABLES

The Company has borrowed from time to time amounts for working capital from their officers. These amounts are unsecured and certain of the amounts incur an interest charge of 14% per annum.

As of June 30, 2024 and December 31, 2023, the Company has $493,666 and $410,512 outstanding, respectively. The Company had net borrowings of $57,932 and $101,063 during the six months ended June 30, 2024 and 2023, respectively. In addition, interest incurred for the six months ended June 30, 2024 and 2023 of $25,222 and $24,732 was added to the balance due.

All related party payables are reflected in current liabilities as these amounts are due on demand.

NOTE 7: STOCKHOLDERS’ EQUITY

Preferred and Common Stock

The Company has authorized 50,000,000 shares of Preferred Stock with a par value of $0.00001, 700,000,000 shares of Class A Common Stock, 200,000,000 shares of Class B Common Stock with a par value of $0.00001 and 150,000,000 shares of Class C Common Stock. As of June 30, 2024 and December 31, 2023, there are 42,847,883 and 42,847,883 shares of Class A Common Stock issued and outstanding, respectively, and 37,927,270 and 37,927,270 shares of Class B Common Stock issued and outstanding, respectively. There are no preferred shares or Class C Common shares issued and outstanding as of June 30, 2024 and December 31, 2023.

The Company has three classes of common stock. Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share. Class A shares are tradeable whereas Class B and C cannot be traded unless converted to Class A. Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

Common Stock Issuances – Six Months Ended June 30, 2024

There were no issuances of common stock during the six months ended June 30, 2024.

Common Stock Issuances – Year Ended December 31, 2023

During 2023, the Company issued: (a) 1,494,351 shares of Class A Common Stock for cash in the amount of $247,537; (b) 1,306,000 shares of Class A Common Stock for services rendered in the amount of $397,888; (c) 2,950,000 shares of Class A Common Stock for deferred compensation in the amount of $885,000; (d) 575,000 shares of Class A Common Stock for settlement of accounts payable in the amount of $172,500; and (e) 5,050,000 shares of Class A Common Stock in the acquisition of Stebr Inc. valued at $1,515,000.

NOTE 8: COMMITMENT

Legal Matters

The Company is involved with a few litigations with respect to payments. No additional litigation matters arose in 2023.

American Express filed a complaint stating that it loaned $25,060 to the Company which is unpaid. In of the first quarter of 2025, the summary judgment was filed against the Company.

Also, Gravity Technologies Inc had an outstanding payment claim of $89,040. The summary judgment was filed against the Company. The parties have agreed to defer monthly payments for twelve months starting from November 2025.

In 2021, the Company incurred $21,499 in salaries to a former employee. The Company and the former employee engaged in discussions and ultimately settled all claims in March 2025. The parties settled for $35,000 at which time the Company will record a loss on settlement in the amount of $13,501. Of this, 28% was paid at settlement in March 2025 and the remaining will be paid monthly for twelve months in equal monthly instalments.

NOTE 9: INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The net deferred tax assets relate to the US based net operating loss carryforwards approximating $4,921,000 and $4,942,000 as of June 30, 2024 and December 31, 2023, respectively. In addition, the Company recorded a deferred tax liability in the acquisition of Stebr of $85,313 which was offset by the income tax benefit in the year ended December 31, 2023.

The Company has filed all required tax returns and does not have a net taxable position requiring a provision other than the small amount of tax the Company has accrued for on behalf of Nowigence India at the statutory rate of India. The Company believes that this reflects the actual tax provision of the Company in all material respects. The Company does not expense software development. To the extent possible, the book/tax treatments are identical. We do not have to calculate a deferred tax asset/liability related to NOLs and/or cost basis of software assets. Additionally, there is no presumption that the tax laws will not change regarding the future utilization of non-operating losses (NOLs).

There is no recognized and recorded deferred tax asset or liability. The Company has future potential utilization of deferred tax attributes of net operating losses and amortization of intangible assets. Management has determined not to report such tax assets given the possibility of future tax legislative changes and the risk that such tax assets may never be monetized.

NOTE 10: SUBSEQUENT EVENTS

From July 1, 2024 through May 12, 2025, the Company issued 20,531,622 shares of Class A Common stock.

American Express filed a complaint stating that it loaned $25,060 to the Company which is unpaid. In the first quarter 2025, the summary judgment was filed against the Company.

Also, Gravity Technologies Inc had an outstanding payment claim of $89,040. The summary judgment was filed against the Company. The parties have agreed to defer monthly payments for twelve months starting from November 2025.

In 2021, the Company incurred $21,499 in salaries to a former employee. The Company and the former employee engaged in discussions and ultimately settled all claims in March 2025. The parties settled for $35,000 at which time the Company will record a loss on settlement in the amount of $13,501. Of this, 28% was paid at settlement in March 2025 and the remaining will be paid monthly for twelve months in equal monthly instalments.

The Company was notified in April 2025 of a claim filed from a former consultant of Stebr claiming failure to pay wages. The Company is still investigating this claim and has not determined whether the claim has any merit. Given that the claim is in the very early stages, the amount of any potential loss is not currently estimable.

The Company’s CEO loaned the Company $52,250 in the period July 1, 2024 through May 12, 2025.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Albany, New York, NY on May 12, 2025.

NOWIGENCE, INC.

 By: /s/ Anoop Bhatia

Name: Anoop Bhatia

Title: Chairman & Chief Executive

Date: May 12, 2025

This statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anoop Bhatia	Chairman of the Board, CEO (Principal Executive Officer)	May 12, 2025
Anoop Bhatia /s/ David Evans	Board Member	May 12, 2025
David L. Evans /s/ Ms. Tracy Metzger	Board Member	May 12, 2025
Tracy Metzger /s/ Ian Moore	Board Member	May 12, 2025
Ian Moore
19